EXHIBIT 21.1

SUBSIDIARIES OF HEALTHSTREAM, INC.

Names Under Which We Do Business	State or Other Jurisdiction of Incorporation or Organization

Data Management & Research, Inc.	Tennessee

The Jackson Organization, Research Consultants, Inc.	Maryland

Decision Critical, Inc.	Texas

Sy.Med Development, Inc.	Tennessee

HealthStream Acquisition I, Inc.	Tennessee

HealthStream Acquisition II, Inc.	Tennessee